UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

FTS International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

30283W104

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

Exhibit Index: Page 9

CUSIP No. 30283W104	Page 2 of 9 Pages

(1)	Names of Reporting Persons Temasek Holdings (Private) Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 41,617,144*
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 41,617,144*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 41,617,144*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒**
(11)	Percent of Class Represented by Amount in Row (9) 38.1%***
(12)	Type of Reporting Person (See Instructions) HC

(*)                                 See Item 4 of this Schedule 13G.

(**)                          Excludes Shares the Reporting Persons may be deemed to beneficially own as members of a group. The Reporting Persons do not have any pecuniary interest in the Shares so excluded and disclaim beneficial ownership of all such Shares. See Item 8 of this Schedule 13G.

(***)                   Calculated based on 109,274,564 Shares outstanding as of October 26, 2018, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2018.

CUSIP No. 30283W104	Page 3 of 9 Pages

(1)	Names of Reporting Persons Fullerton Fund Investments Pte Ltd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 41,617,144*
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 41,617,144*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 41,617,144*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒**
(11)	Percent of Class Represented by Amount in Row (9) 38.1%***
(12)	Type of Reporting Person (See Instructions) HC

(*)                                 See Item 4 of this Schedule 13G.

(**)                          Excludes Shares the Reporting Persons may be deemed to beneficially own as members of a group. The Reporting Persons do not have any pecuniary interest in the Shares so excluded and disclaim beneficial ownership of all such Shares. See Item 8 of this Schedule 13G.

(***)                   Calculated based on 109,274,564 Shares outstanding as of October 26, 2018, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Commission on October 30, 2018.

CUSIP No. 30283W104	Page 4 of 9 Pages

(1)	Names of Reporting Persons Maju Investments (Mauritius) Pte Ltd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 41,617,144*
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 41,617,144*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 41,617,144*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒**
(11)	Percent of Class Represented by Amount in Row (9) 38.1%***
(12)	Type of Reporting Person (See Instructions) CO

(*)                                 See Item 4 of this Schedule 13G.

(**)                          Excludes Shares the Reporting Persons may be deemed to beneficially own as members of a group. The Reporting Persons do not have any pecuniary interest in the Shares so excluded and disclaim beneficial ownership of all such Shares. See Item 8 of this Schedule 13G.

(***)                   Calculated based on 109,274,564 Shares outstanding as of October 26, 2018, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Commission on October 30, 2018.

CUSIP NO. 30283W104	Page 5 of 9 Pages

Item 1(a).                  Name of Issuer:

FTS International, Inc. (“Issuer”)

Item 1(b).                  Address of the Issuer’s Principal Executive Offices:

777 Main Street
Fort Worth, Texas 76102

Item 2(a).                  Name of Person Filing:

This Schedule 13G is jointly filed on behalf of the following persons (the “Reporting Persons”):

(i)                                     Temasek Holdings (Private) Limited (“Temasek Holdings”);

(ii)                                  Fullerton Fund Investments Pte Ltd (“FFI”); and

(iii)                               Maju Investments (Mauritius) Pte Ltd (“Maju”).

Attached as Exhibit A is an agreement by and among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 2(b).                  Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Temasek Holdings and FFI is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Republic of Singapore 238891. The address of the principal business office of Maju is c/o SGG Corporate Services (Mauritius) Ltd, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius.

Item 2(c).                   Citizenship:

(i)                                     Temasek Holdings: Republic of Singapore

(ii)                                  FFI: Republic of Singapore

(iii)                               Maju: Republic of Mauritius

Item 2(d).                  Title of Class of Securities:

Common Stock, par value $0.01 per share (“Shares”)

Item 2(e).                   CUSIP Number:

30283W104

Item 3.                                 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

CUSIP NO. 30283W104	Page 6 of 9 Pages

Item 4.                                 Ownership.

Item 4(a).                  Amount Beneficially Owned:

Maju is a direct beneficial owner of 41,617,144 Shares. Maju is a direct wholly owned subsidiary of FFI, which is a direct wholly owned subsidiary of Temasek Holdings. Accordingly, FFI and Temasek Holdings may be deemed to be indirect beneficial owners of the 41,617,144 Shares beneficially owned directly by Maju.

Item 4(b).                  Percent of Class:

38.1%, which is calculated based on 109,274,564 Shares outstanding as of October 26, 2018, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Commission on October 30, 2018.

Item 4(c).                   Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership. The following information is the same for each Reporting Person:

(i)                                     Sole power to vote or direct the vote: 0

(ii)                                  Shared power to vote or direct the vote: 41,617,144

(iii)                               Sole power to dispose or to direct the disposition of: 0

(iv)                              Shared power to dispose or to direct the disposition of: 41,617,144

Item 5.                                 Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.                                 Identification and Classification of Members of the Group.

On February 1, 2018, Issuer entered into an investors’ rights agreement with Maju and CHK Energy Holdings, Inc. (“Chesapeake”). Pursuant to the investors’ rights agreement, Maju and Chesapeake may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) under the Exchange Act. Such group could be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all Shares beneficially owned by such parties. Such parties would be deemed to beneficially own an aggregate of 63,615,933 Shares (58.2%) based on Chesapeake’s security ownership as of March 7, 2018 reported by Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on March 9, 2018. The Reporting Persons do not have any pecuniary interest in Shares the Reporting Persons may be deemed to beneficially own as members of a group and disclaim beneficial ownership of all such Shares.

CUSIP NO. 30283W104	Page 7 of 9 Pages

Item 9.                                 Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.                          Certification

This Item 10 is not applicable.

CUSIP NO. 30283W104	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019	Temasek Holdings (Private) Limited

	By:	/s/ Andrew Ang Lye Whatt
		Name:	Andrew Ang Lye Whatt
		Title:	Authorized Signatory

Date: February 14, 2019	Fullerton Fund Investments Pte Ltd

	By:	/s/ Cheong Kok Tim
		Name:	Cheong Kok Tim
		Title:	Director

Date: February 14, 2019	Maju Investments (Mauritius) Pte Ltd

	By:	/s/ Poy Weng Chuen
		Name:	Poy Weng Chuen
		Title:	Director

CUSIP NO. 30283W104	Page 9 of 9 Pages

EXHIBIT INDEX

A.                                 Joint Filing Agreement by and among Temasek Holdings (Private) Limited, Fullerton Fund Investments Pte Ltd and Maju Investments (Mauritius) Pte Ltd

EXHIBIT A

AGREEMENT
JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with the Securities and Exchange Commission this Schedule 13G and any future amendments thereto (including amendments on Schedule 13D or Schedule 13G, as applicable) reporting each of the undersigned’s ownership of securities of FTS International, Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2019	Temasek Holdings (Private) Limited

	By:	/s/ Andrew Ang Lye Whatt
		Name:	Andrew Ang Lye Whatt
		Title:	Authorized Signatory

Date: February 14, 2019	Fullerton Fund Investments Pte Ltd

	By:	/s/ Cheong Kok Tim
		Name:	Cheong Kok Tim
		Title:	Director

Date: February 14, 2019	Maju Investments (Mauritius) Pte Ltd

	By:	/s/ Poy Weng Chuen
		Name:	Poy Weng Chuen
		Title:	Director